Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 7, 2022

FAR PEAK ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39749	98-1563569
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

511 6th Ave #7342 New York, New York	10011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 737-1541

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	FPAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	FPAC	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	FPAC.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

As previously announced, Far Peak Acquisition Corporation (the “Company” or “FPAC”) entered into a Business Combination Agreement, dated as of July 8, 2021 (the “Original Business Combination Agreement”), by and among (i) the Company, (ii) Bullish, a Cayman Islands exempted company (“Bullish”), (iii) BMC1, a Cayman Islands exempted company and a direct wholly owned subsidiary of Bullish (“Merger Sub 1”), (iv) BMC2, a Cayman Islands exempted company and a direct wholly owned subsidiary of Bullish (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) and (v) Bullish Global, a Cayman Islands exempted company (“Bullish Global”), pursuant to which, each of the Company and Bullish Global would merge with a Merger Sub, respectively, and Bullish would continue as the publicly traded holding company of the combined companies (the “Transactions”).

Under the Original Business Combination Agreement, each of the Company and Bullish had the right to terminate the Original Business Combination Agreement if the Transactions had not been consummated by March 8, 2022 (the “Outside Date”). In order to facilitate the completion of the Transactions, on March 7, 2022, the Company, Bullish, the Merger Subs and Bullish Global entered into an amendment to the Original Business Combination Agreement (the “Business Combination Agreement Amendment”) to extend the Outside Date to May 9, 2022. No other changes were made to the Original Business Combination Agreement.

A copy of the Business Combination Agreement Amendment is filed herewith as Exhibit 2.1 and the foregoing description of the Business Combination Agreement Amendment is qualified in its entirety by reference thereto.

Item 7.01	Regulation FD Disclosure

On March 8, 2022, the Company and Bullish issued a joint press release announcing the Business Combination Agreement Amendment to extend the Outside Date to May 9, 2022, and a business update of Bullish (the “Press Release”). The Press Release is attached to this Current Report on Form 8-K as Exhibit 99.1.

Additionally, on March 8, 2022, the Company and Bullish released a joint presentation giving a business update of Bullish (the “Presentation”). A copy of the investor presentation and the script of the Presentation, are attached as Exhibit 99.2 and Exhibit 99.3 respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement referred to below and in FPACs Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed on December 17, 2021, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of FPAC, and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus included in the Registration Statement, as filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to the Business Combination Agreement, dated as of March 7, 2022, by and among the Company, Bullish, Bullish Global, BMC1 and BMC2.

99.1	Press Release, dated March 8, 2022

99.2	Investor Presentation

99.3	Investor Presentation Script

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAR PEAK ACQUISITION CORP.

Dated: March 8, 2022	By:	/s/ David W. Bonanno
	Name:	David W. Bonanno
	Title:	Chief Financial Officer and Secretary

Exhibit 2.1

Execution Version

AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT TO BUSINESS COMBINATION AGREEMENT, dated as of March 7, 2022 (this “Amendment”), is entered into by and among by and among (i) Far Peak Acquisition Corporation, a Cayman Islands exempted company (together with its successors, “Purchaser”), (ii) Bullish, a Cayman Islands exempted company (“Pubco”), (iii) BMC1, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Merger Sub 1”), (iv) BMC2, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Merger Sub 2”, and together with Merger Sub 1 the “Merger Subs”) and (v) Bullish Global, a Cayman Islands exempted company (the “Company”). Purchaser, Pubco, Merger Sub 1, Merger Sub 2 and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used and not defined herein shall have the meanings given to such terms in that certain Business Combination Agreement, dated as of July 8, 2021, entered into by the Parties (the “BCA”).

WHEREAS, the Parties previously entered into the BCA;

WHEREAS, the Parties desire to extend the Outside Date; and

WHEREAS, in connection with the foregoing, the Parties desire to amend the BCA as provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.    Amendment of Section 8.1(b) of the BCA. Section 8.1(b) of the BCA is hereby deleted in its entirety and replaced with the following:

“(b)    by written notice by Purchaser or the Company if any of the conditions to the Initial Closing set forth in Article VII have not been satisfied or waived by May 9, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, Pubco or the Merger Subs) of any representation, warranty, covenant or obligation under this Agreement was the proximate cause of, or proximately resulted in, the failure of the Initial Closing to occur on or before the Outside Date;”

2.    No Other Modification. Except to the extent specifically amended herein or supplemented hereby, the BCA remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the BCA, as amended by this Amendment. From and after the date of this Amendment, each reference in the BCA to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the BCA in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the BCA, as amended by this Amendment, whether or not this Amendment is expressly referenced.

3.    Other Terms. The provisions of Article X of the BCA are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the Parties hereto, mutatis mutandis.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

Purchaser:

FAR PEAK ACQUISITION CORPORATION

By:	/s/ Thomas Farley
Name:	Thomas Farley
Title:	CEO

Pubco:

BULLISH

By:	/s/ Brendan Blumer
Name:	Brendan Blumer
Title:	Director

Merger Sub 1:

BMC1

By:	/s/ Andrew Bliss
Name:	Andrew Bliss
Title:	Director

Merger Sub 2:

BMC2

By:	/s/ Andrew Bliss
Name:	Andrew Bliss
Title:	Director

[Signature Page to Amendment to Business Combination Agreement]

The Company:

BULLISH GLOBAL

By:	/s/ Stephen Ellis
Name:	Stephen Ellis
Title:	Authorized Signatory

[Signature Page to Amendment to Business Combination Agreement]

Exhibit 99.1

Bullish Exchange reports annualized monthly trading revenue of US$97M in February three months after launch

Bullish and Far Peak Acquisition Corp. announce extension of outside date for business combination to May 9,

2022

CAYMAN ISLANDS — March 8, 2022 — Bullish, a technology company that operates the regulated cryptocurrency Bullish Exchange, today announced that for February 2022, average daily trading volume on the exchange was US$213 million and annualized monthly trading revenue was US$97 million.

Since the platform opened in permitted jurisdictions to select institutional customers on November 24, 2021, and to the public in late December 2021, total trading volume on the exchange has reached over US$14 billion. The platform offers five trading pairs, with more token listings expected this year.

Bullish Chairman Brendan Blumer, and Far Peak’s Tom Farley and David Bonanno present further details in a business update video, which is available at investor.bullish.com.

“The response that we’ve seen from institutions has been extremely encouraging,” said Michael Lau, Senior Vice President and Global Head of Sales of Bullish. “We’ve attracted world-class, established trading firms as well as crypto native enterprises, who value our differentiated and predictable liquidity profile, in addition to our institutional-grade platform features.

“We are looking forward to introducing additional tokens, enhancing and adding to the platform, and expanding our geographies to permitted jurisdictions during the remainder of 2022,” he added.

The Bullish Exchange has been launched in 40+ select jurisdictions in Asia Pacific, Europe, Africa and Latin America. The trading platform combines the liquidity pool innovation that is popular in decentralized finance (DeFi) with regulatory compliance frameworks, giving institutional and retail traders access to deep liquidity and low-cost transactions. The Bullish Exchange is operated by Bullish (GI) Limited and regulated by the Gibraltar Financial Services Commission.

As previously announced, on July 8, 2021, Far Peak Acquisition Corporation (NYSE:FPAC), a special purpose acquisition company, and Bullish entered into a Business Combination Agreement (the “Agreement”) providing for a business combination in which Bullish would become publicly traded on the New York Stock Exchange.

Bullish and Far Peak today announced that they have agreed to extend the outside termination date under the Agreement from March 8, 2022, to May 9, 2022, in order to facilitate the completion of the business combination. No other changes were made to the Agreement. Subject to various approvals and conditions, including the approval by Far Peak’s shareholders, the business combination is expected to close in the second quarter of 2022.

Contacts

media@bullish.com

investors@bullish.com

contact@farpeak.com

About Bullish

Bullish is focused on developing products and services for the digital assets sector, and its flagship product, Bullish Exchange, has rewired the traditional exchange to benefit asset holders, enable traders and increase market integrity. Supported by the group’s treasury, Bullish’s new breed of exchange combines deep liquidity, automated market making and industry-leading security to increase the accessibility of digital assets for traders.

The Bullish Exchange has been launched in 40+ select jurisdictions in Asia Pacific, Europe, Africa and Latin America. The trading platform combines the liquidity pool innovation in decentralized finance (DeFi) with regulatory compliance frameworks, giving institutional and retail traders access to deep liquidity and low-cost transactions.

Bullish Exchange is operated by Bullish (GI) Limited and is regulated by the Gibraltar Financial Services Commission (GFSC)

(DLT license: FSC1038FSA).

For more information, please visit investor.bullish.com or bullish.com and follow Twitter and LinkedIn.

About Far Peak Acquisition Corporation

Far Peak Acquisition Corporation was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination in the financial technology, technology or financial services industries. The Company is sponsored by Far Peak LLC, which is ultimately owned by Thomas W. Farley, the Company’s Chairman and Chief Executive Officer, and David W. Bonanno, the Company’s Chief Financial Officer.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of Far Peak Acquisition (‘FPAC”) and Bullish may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the pending business combination of FPAC and Bullish (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Bullish following the Business Combination to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed with the SEC on December 17, 2021, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither Far Peak nor Bullish presently know, or that Far Peak or Bullish currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, nor Bullish undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. The definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, and their respective affiliates and the directors and executive officers thereof, other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination described herein under the rules of the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in such solicitation and a description of their interests is set forth in the preliminary proxy statement/prospectus included in the Registration Statement, which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Bullish Business Update 0 Exhibit 99.2

The information provided in this presentation pertaining to the proposed business combination (the “Business Combination”) between Far Peak Acquisition Corporation (“FPAC”) and Bullish Global (together with its subsidiaries, “Bullish”) is for informational purposes only to assist interested parties in making their own evaluation and is not an offer to sell or a solicitation of a proxy, consent or authorization or of an offer to buy with respect to any securities, options, futures or other derivatives related to or in respect of the proposed Business Combination in any jurisdiction. Information contained in this presentation should not be relied upon as advice to buy or sell such securities. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. No legally binding obligations will be created, implied, or inferred from this presentation or the information contained herein. The product outlined in this presentation is still under development. The features of the final product may be different, and nothing should be construed as a commitment by Bullish. Important Information While the information in this presentation is believed to be accurate, FPAC, Bullish and their respective agents, advisors, directors, officers, employees and shareholders make no representation or warranties, expressed or implied, as to the accuracy, completeness or reliability of such information. Neither FPAC, Bullish, nor any of their respective affiliates, agents, advisors, directors, officers, employees and shareholders shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this presentation by you or any of your representatives or for omissions from the information in this presentation. We reserve the right to amend or replace the information contained herein, in part or entirely, at any time, and undertakes no obligation to provide you with access to the amended information or to notify you thereof. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The presentation is not directed to any person in any jurisdiction where (by reason of that person’s nationality, residence or otherwise) the publication or availability of the presentation is prohibited. Persons in respect of whom such prohibitions apply must not access the presentation. Forward-Looking Statements Certain information in this presentation and oral statements made in any meeting are forward-looking and relate to Bullish and its anticipated financial position, business strategy, events and courses of action. Words or phrases such as "anticipate", "objective", "may", "will", "might", "should", "could", "can", "intend", "expect", "believe", "estimate", "predict", "potential", "plan", "is designed to" or similar expressions suggest future outcomes. Without limiting the generality of the foregoing, the forward-looking statements in this presentation include a model of annual revenues and EBITDA for Bullish under various stated operational assumptions (referred to as the “Illustrative Model”). Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. By their nature, forward-looking statements, including the Illustrative Model, involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause Bullish’s actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Bullish as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination; the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement referred to below, and in FPACs Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed on December 17, 2021 and the risks described below under “Certain Risks Applicable to Bullish.” Readers are cautioned that this list of factors should not be construed as exhaustive. The forward-looking statements, including the Illustrative Model, contained in this presentation are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on forward-looking statements. Disclaimer and Risk Factors Bullish Business Update 0

Use of Non-IFRS Financial Matters This presentation, including the Illustrative Model, includes certain financial measures not presented in accordance with International Financial Reporting Standards ("IFRS") with respect to Bullish’s expected future performance and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS, they are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and may exclude items that are significant in understanding and assessing financial results. Therefore, these measures should not be considered in isolation or as on alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. Not all of the information necessary for a quantitative reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures is available without unreasonable efforts at this time. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Bullish believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends. Bullish’s management uses these forward-looking non-IFRS measures to evaluate Bullish’s projected financial and operating performance. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which expense and income are excluded or included in determining these non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these illustrative measures, together with some of the excluded information not being ascertainable or accessible, Bullish is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. For example, other companies may calculate non-IFRS measures differently or may use other measures to calculate their financial performance, and therefore Bullish’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included. Use of Projections The Illustrative Model and financial and operating forecasts and projections contained herein represent certain estimates of Bullish as of the date thereof and include financial scenarios with respect to Bullish's prospective financial scenarios and projected financial numbers, including annualized monthly trading revenue. Independent auditors have not audited, reviewed, compiled or performed any procedures with respect to such financial scenarios, forecasts or projections for the purpose of their inclusion in this presentation, and accordingly, cannot express on opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These scenarios should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the Illustrative Model and financial and operating forecasts and projections contained herein are inherently uncertain and are subject to wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective scenarios, forecasts or projections contained herein are indicative of the future performance, operations or financial condition of Bullish or that actual results will not differ materially from those presented in this presentation. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary materially from the projected results. Inclusion of the Illustrative Model and prospective financial information in this presentation should not be regarded as a representation by any person that the results contained therein are indicative of future results or will be achieved. Where to Find Certain Important Information In connection with the proposed Business Combination, Bullish, the intended successor public entity has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus (the “Registration Statement”), and after the Registration Statement is declared effective, FPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. FPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about FPAC, Bullish and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of FPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Far Peak Acquisition Corporation, 511 6th Ave #7342, New York, NY 10011. Participants in the Solicitation FPAC, Bullish and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of FPAC, and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus included in the Registration Statement, as filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Non- Offer or Solicitation This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended. Disclaimer and Risk Factors Bullish Business Update 0

Certain Risks Applicable to Bullish Bullish is subject to a broad spectrum of risks and uncertainties that may lead to actual events, results or performance to differ materially from what is represented in this presentation. Key risk factors include: Risks related to the timing and likelihood of completing the transaction due to closing conditions not being satisfied or failure to obtain the necessary approvals i.e. shareholders or regulators. As an early-stage company entering a highly competitive market with a limited operating history, the operations of Bullish are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks. If Bullish fails to attract customers, its business, operating results and financial condition may be significantly harmed. The future development and growth of crypto assets is subject to a variety of factors that are difficult to predict and evaluate. If crypto assets do not grow as Bullish expects, Bullish’s business, operating results and financial condition could be adversely affected. The assets and revenues of Bullish are substantially correlated to the prices and volatility of crypto assets. If such price declines, Bullish’s business, operating results, and financial condition would be adversely affected. Bullish’s business may require regulatory licenses and qualifications that Bullish does not currently have and that may be costly and time-consuming to obtain and, even if obtained, may subsequently be revoked. Bullish considers many factors in determining in which markets to offer services, and financial penalties and regulatory censure may be among the risks relating to any particular market. Bullish relies heavily on the use of innovative technology to service its business, however it may not be successful in developing and deploying the necessary technology. Cyberattacks and security breaches of Bullish’s platform, or those impacting Bullish’s customers or third parties, could adversely impact Bullish’s brand and reputation and its business, operating results and financial condition. Bullish’s failure to safeguard and manage its customers’ fiat currencies and crypto assets could adversely impact its business, operating results and financial condition. The loss or destruction of private keys required to access any crypto assets held in custody for Bullish’s own account or for its customers may be irreversible. If Bullish is unable to access its private keys or if Bullish experiences a hack or other data loss relating to its ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses. Legal, regulatory and accounting rules, standards and practices relating to cryptocurrencies and Bullish products are uncertain and still developing. Changes and developments in these or a failure to properly characterize or assess accounting treatment may adversely affect our business, operating results, and financial condition and may, in some cases, lead to licensing requirements, regulatory scrutiny, investigations, fines, restatements, and other penalties. Bullish’s business will rely on Block.one and other third-party vendors and service providers for material aspects of its operations, requiring entering appropriate contracting arrangements. Accounting and tax treatment of Bullish activities in different jurisdictions may change or be uncertain. If such accounting and tax treatment changes or such activities are not properly characterized for accounting or tax purposes, Bullish’s financial position and performance could be adversely affected. Industry data, projections and estimates contained in this presentation are inherently uncertain, subject to interpretation and may not have been independently verified. Bullish’s business requires a significant deployment of compliance programs and internal controls directed at dealing with extensive regulatory obligations. Such programs and controls are in general still developing in the crypto industry and if Bullish’s programs and controls are not effective or a regulator considers them insufficient the consequences may include reputational harm, regulatory enforcement action and affect Bullish’s ability to conduct business. The foregoing summarizes certain of the general risks related to the business of Bullish, and such list is not exhaustive. The foregoing list has been prepared solely for purpose of assisting interested parties in making their own evaluation with respect to the Business Combination and not for any other purpose. You should carefully consider these risks and uncertainties together with the other available information and should carry out your own diligence and consult with your own financial and legal advisors. A more expansive description of the key risk factors is included in the Registration Statement and in subsequent filings with the SEC, and such risk factors will be more extensive than, and may differ significantly from, the above summary. Disclaimer and Risk Factors Bullish Business Update 0

In July 2021, Bullish announced its intention to go public on the NYSE pursuant to a Business Combination with Far Peak, as well as other future milestones: 3,300+ retail and institutional traders participated globally Launch an invite-only private pilot for institutional and retail traders 01 DONE JUL 2021 Fully regulated exchange under the GFSC, available to users in 40+ jurisdictions Receive license under the Gibraltar Financial Services Commission (GFSC) Distributed Ledger Technology Framework 02 DONE NOV 2021 Inaugural batch of institutions including Virtu Financial and Amber Group Soft Launch with select institutional clients in available jurisdictions 03 DONE NOV 2021 $3B+ of fiat and digital assets contributed by Bullish Treasury into the Bullish Liquidity Pool since launch Use Bullish balance sheet assets to hydrate proprietary liquidity pools 04 DONE NOV 2021 $10B+ total trading volume achieved since launch Full Launch with Bullish liquidity institutional and retail clients in available jurisdictions 05 DONE DEC 2021 In process, anticipated to close in the second quarter of 2022 Complete Far Peak / Bullish business combination 06 Q2 2022 Building a track record of execution Bullish Business Update 0

Monthly average daily volume (ADV) by pair (US$m) Annualized monthly trading revenue by pair (US$m) Note: Annualized monthly trading revenue represents transaction revenue (excluding margin and miscellaneous fees) generated during the period annualized daily and does not includes changes to fair value of the digital asset market prices. Financial statement presentation under IFRS may differ. Bullish Exchange volumes and revenue growth Bullish Business Update 0

Bullish Business Update

Bullish Exchange BTC/USD volumes

Bullish Exchange already a significant player in the BTC / USD trading pair with **meaningful room to grow**

February 2022 BTC/USD Spot Volumes (US$m)


$50,000
$20,000
$15,000
$10,000
$5,000
$0
$1,447
$2,177
$3,555
$4,696
$13,834
$17,958
$49,095
Gemini
FTX US
Kraken
Bullish
FTX
Coinbase
Binance

Note:
- Bullish data sourced from internal reporting; non-Bullish data sourced from CryptoCompare.
- Binance data above represents the BTC/USDT pair, given no BTC/USD pair available.
- Above data represents spot volumes from February 1 – 28; cut off at 9pm HKT.

© Bullish 2022, proprietary and confidential

07

Bullish generates revenue from liquidity pool trades, peer to peer trades, and margin loan interest, which is then split between the Bullish Exchange and liquidity pool depositors (including Bullish) Liquidity pool trades Trading Spreads and Transaction Fees – the Exchange earns a trading spread and/or a transaction fee (commission) from customers trading against Bullish’s Liquidity Pool Peer to peer trades Transaction Fees – the Exchange earns a transaction fee (commission) for trades that occur between customers on the Exchange Margin loans Interest – the Exchange earns interest charged on margin loans provided to customers Other The Exchange charges customers fixed fees for withdrawals of fiat or digital assets from their Bullish accounts to accounts held outside of the Exchange How Bullish generates revenue Bullish Business Update 0

New token listings Customer acquisition New geographies Product development Evolution through M&A Direct outreach and strategic partnerships Pipeline for trading and depositing customers Customer growth and product extension Higher revenue Bullish Liquidity Pool returns More third-party deposits Greater depth More customers Increased trading Fundamental drivers of the Bullish Exchange Bullish Business Update 0

Appendix

A Liquidity Pool Size $9,733,984 $9,733,984 $9,733,984 $9,733,984 $9,733,984 $9,733,984 INPUTS                     B Liquidity Pool ADV $800,000 $1,000,000 $1,200,000 $1,400,000 $1,600,000 $1,800,000 Bullish Portion of Liquidity Pool 55% Liquidity Pool ADV as a % of Liquidity Pool Size 8% 10% 12% 14% 16% 18% G Third-Party Portion of Liquidity Pool 45%                   C Third Party Maker ADV $80,000 $100,000 $120,000 $140,000 $160,000 $180,000 Bullish Take on Portion of Third-Party Asset Revenue 25% Third Party Maker ADV as a % of Liquidity Pool ADV 10% 10% 10% 10% 10% 10% H Third-Party Take on Portion of Third-Party Asset Revenue 75% Total ADV (B + C) $880,000 $1,100,000 $1,320,000 $1,540,000 $1,760,000 $1,980,000                   L Loan Utilization Percentage of Liquidity Pool 9.0% D Base Fee/Spread (bps) 8.0 8.0 8.0 8.0 8.0 8.0 M APR 20.8% + Dislocation Spread (bps) 8.4 8.4 8.4 8.4 8.4 8.4 N On/Off Ramp Fee (bps) 10 E Total Spread (bps) 16.4 16.4 16.4 16.4 16.4 16.4 O On/Off Ramp Size as % Liquidity Pool ADV 1%               F Liquidity Pool Gross Revenue (B x 365 x E) $477,532 $596,915 $716,298 $835,682 $955,065 $1,074,448 - Paid to Clients (F x G x H) 159,926 199,908 239,890 279,871 319,853 359,834 I Liquidity Pool Net Revenue $317,606 $397,007 $476,409 $555,810 $635,212 $714,613               J Third Party Maker Gross Revenue (C x 365 x D) $23,360 $29,200 $35,040 $40,880 $46,720 $52,560 - Paid to Clients (J x G x H) 7,823 9,779 11,735 13,691 15,647 17,602 K Third Party Maker Net Revenue $ 15,537 $19,421 $23,305 $27,189 $31,073 $34,958               P Lending Gross Revenue (A x L x M) $182,221 $182,221 $182,221 $182,221 $182,221 $182,221 - Paid to Clients (P x G x H) 61,026 61,026 61,026 61,026 61,026 61,026 Q Lending Net Revenue $121,195 $121,195 $121,195 $121,195 $121,195 $121,195               R On/Off Ramp (B x 365 x N x O) $2,920 $3,650 $4,380 $5,110 $5,840 $6,570 S Other Net Revenue 11,000 11,000 11,000 11,000 11,000 11,000               T Total Net Revenue (I + K + Q + R + S) $468,258 $552,273 $636,289 $720,305 $804,320 $888,336               U Expenses (T x (1 - V) $259,510 $287,894 $315,291 $342,688 $370,086 $397,483 V EBITDA Margin 44.6% 47.9% 50.4% 52.4% 54.0% 55.3%               EBITDA (T - U) $208,747 $264,379 $320,998 $377,616 $434,234 $490,853 Note: Dislocation spread based on annualized daily volatility of 70%. Financial statement presentation under IFRS may differ. EBITDA, a non-IFRS financial measure, is defined as earnings before interest, taxes, depreciation and amortization. No reconciliation to net income is provided because of the inherent difficulty in forecasting and quantifying certain amounts that would be necessary for such reconciliation. EBITDA margin is EBITDA expressed as a percentage of total net revenue as presented in the table. All figures in US$k, unless otherwise noted Illustrative P&L Sensitivity Detail Bullish Business Update

Exhibit 99.3

Bullish Business Update Transcript – 8 March 2022

Brendan Blumer

Hi, my name is Brendan Blumer, Founder and Chairman of Bullish, and I’m here with Tom Farley and Dave Bonanno from Far Peak – a New York Stock Exchange listed SPAC that Bullish has principally agreed to combine with. Following a successful closing of this transaction, Tom and Dave will both be joining the Bullish management team as CEO and CFO, respectively.

I’m so excited about this combined team, and the depth of talent we have coming together, that bridges both digital assets innovation with regulated exchange operations execution.

Two years ago, we set out to create a new exchange platform that leveraged proprietary liquidity pools to vertically integrate portfolio management and market making directly into the fabric of the exchange architecture itself. By augmenting this new design with high-performance central limit order book, we were able to create a platform that allows users to deploy assets into balanced portfolios, and then share in the subsequent trading fees and market making profits, all within a compliant environment, for the first time.

Today our goal is to provide you with an update on our exciting performance since launch, and more details on our measurable progress.

Tom Farley

Hello, my name is Tom Farley and I’m the CEO of Far Peak Acquisition Corporation. Far Peak and Bullish have announced an agreement to complete a business combination that, subject to Far Peak shareholder approval and other conditions, is expected to be completed in the second quarter of 2022. Following the closing, I will become CEO and Dave will become CFO of Bullish.

We’re excited to provide you with an update on Bullish and highlight the many milestones already achieved during its brief history.

For those of you who are new to the company, Bullish operates a regulated, global cryptocurrency exchange for both institutional and retail customers.

Similar to the NYSE, London Stock Exchange and every other world-class exchange you can think of, the Bullish Exchange is a central marketplace that lists all of the offers to buy and sell assets on a central limit order book – and does so with reliability, security and speed.

But what really sets Bullish apart, is that it combines these traditional exchange elements with the most exciting innovation in DeFi: automated market maker technology, which we also refer to as Liquidity Pools.

These Liquidity Pools allow Bullish to provide customers with both greater liquidity to trade in all market environments, as well as with the opportunity to deposit funds alongside Bullish in the Liquidity Pools to earn a return on their assets.

In other words, Bullish is the world’s only exchange – crypto or otherwise – that couples the centralized aspects of a traditional exchange, with DeFi-originated liquidity pool architecture.

Slide 1 – Building a track record of execution

In July of 2021, when we announced the Far Peak/ Bullish transaction, Bullish shared its aspirational list of key milestones for the remainder of the year.

We are pleased to tell you now, that Bullish has turned these aspirations into reality.

First, Bullish successfully launched a private pilot for institutional and retail traders.

Bullish learned a lot from the over 3,000 traders who participated globally, collaborating with them to enhance the platform and their user experience.

Second, in November, Bullish obtained a DLT, or Distributed Ledger Technology license from the Gibraltar Financial Services Commission, elevating Bullish as a fully regulated cryptocurrency exchange.

Third, shortly after securing its regulated status, Bullish successfully launched the exchange to select institutional customers only in available jurisdictions.

Fourth, concurrent with the launch of the exchange, Bullish used its own balance sheet to hydrate its liquidity pools – which now total approximately $3 billion of fiat and digital assets.

Lastly, and importantly, at the end of the year Bullish expanded exchange access to eligible individual customers alongside institutions in select jurisdictions within Asia-Pacific, Europe, Africa and Latin America. All customers go through a rigorous but efficient KYC, anti-money laundering and customer screening process before being onboarded to the exchange.

From that point on, Bullish’s momentum has only accelerated, achieving several impressive milestones, including hitting over $10 billion in total trading volumes less than three months after launching.

Slide 2 – Bullish Exchange volumes and revenues are growing rapidly

Only three months since the Bullish Exchange launched, total trading volumes have been strong and growing steadily.

Operating during a variety of market conditions over these last three months has showcased how Bullish can provide stability and deep liquidity for customers in different types of environments.

On the left hand side of this slide, you can see that the monthly average daily trading volumes have been consistently growing and currently stand at over $200 million.

On the right, annualized monthly revenue has also continued to grow steadily, to almost $100 million. You can also see an increase in spreads captured over the period.

We are not aware of another exchange with volume and revenue growth on this scale in the first full three months of operations.

Slide 3 – BTC Spot Volumes – Monthly Comparison

So, how does this compare to the other leading exchanges?

Well, if you look at spot volumes for the BTC /USD currency pair, the industry standard and most traded pair, Bullish has managed to leapfrog several of its more established peers and has already become a top cryptocurrency exchange based on daily volumes for this pair.

We believe Bullish’s attractive fee structure, tight trading spreads driven by its deep liquidity pools and growth in non-Bitcoin trading pairs such as Ethereum / USD, create a competitive advantage in the market.

We are extremely encouraged by the performance of the Bullish exchange over the last few months and are very excited about the future of Bullish following the completion of our business combination.

We believe Bullish offers a leading platform built by a best-in-class team that provides unmatched liquidity in a fully regulated, secure and compliant exchange.

David Bonanno

Slide 4 – How Bullish generates revenue

I’m David Bonanno, CFO of Far Peak Acquisition Corporation. Many investors have asked for greater granularity regarding how Bullish generates revenue, so let’s take a moment to unpack that.

First, fees on the liquidity pools.

At the highest level, Bullish’s revenue is produced through fees generated by its liquidity pools.

These fees are then redistributed to the liquidity pool depositors, including Bullish, after a portion is paid to the Bullish Exchange.

Currently, the liquidity pools produce four revenue streams that span the breadth of activity across the exchange.

The largest liquidity pool revenue stream comes from spreads charged for trades made against the Bullish Liquidity Pools.

This spread is comprised of a fixed base fee, as well as a variable component, which we call a dislocation fee that fluctuates with changes in market conditions.

This dislocation fee allows Bullish to apply “value-based pricing” to trades made against the liquidity pools in volatile market conditions, to reflect the immutable nature of these bids and asks.

Second, in a situation where someone isn’t trading against the liquidity pools but instead is trading peer-to-peer, Bullish generates revenue through a transaction fee charged on these trades.

Bullish only charges a fixed fee on peer-to-peer transactions and does not apply the additional variable dislocation fee to these trades.

Third, through its liquidity pools, Bullish earns interest charged on margin loans provided to customers.

The proprietary liquidity pool design increases capital efficiency for depositors by making idle assets in the pools available for margin trading.

This unique feature helps maximize customers’ profit potential while also generating additional revenue for the liquidity pools.

Fourth, similar to other crypto exchanges, Bullish charges customers a fixed withdrawal fee.

We have provided an appendix as part of this presentation to better illustrate the flows of these revenue streams between the Exchange and liquidity pool depositors, including Bullish.

Bullish Flywheel / Final points

We believe that Bullish’s potential for continued success is rooted in the interconnected nature of the fundamental drivers of the Bullish Exchange and the self-reinforcing loop created by providing value back to asset holders.

We believe the core fundamental driver of success for the Bullish Exchange will be the returns generated by its liquidity pools, both for its own capital as well as for third-party depositors.

The positive results and momentum generated by the Bullish Exchange in only its first few months after coming online underpin our strong belief and how it is exceptionally positioned for future growth.

New token listings, geographic expansion, new products including a few exciting initiatives already in development, and M&A, have the potential to further strengthen Bullish’s position in the marketplace.

Tom Farley

So why exactly does all this matter?

Anyone that understands the trading world knows that the primary determinant of whether an exchange is successful is the quantity of bids and offers it consistently generates in moments of calm as well as turbulent moments, within the tightest range, around the current market price.

That, is the definition of liquidity, and exchanges win out in the end because liquidity provides the ability for market participants to transact at the lowest possible cost.

The Bullish Exchange can offer robust liquidity because of its unique, innovative platform and multi-billion-dollar balance sheet, and we believe this puts it on track to win in the long run.

Thanks so much for taking the time to learn more about Bullish. We look forward to discussing these opportunities in greater detail over the coming quarters.